EXHIBIT 99.46

FOR IMMEDIATE RELEASE

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High Tide to Open Canna Cabana Storefront in Burlington

Calgary, AB, May 25, 2020 / CNW / − High Tide Inc. (“High Tide” or the “Company”) (CSE:HITI) (OTCQB:HITIF) (FRA:2LY), a retail-focused cannabis corporation enhanced by the manufacturing and distribution of cannabis lifestyle accessories, is pleased to announce that the Canna Cabana retail cannabis store located in Unit #2 at 2400 Guelph Line in Burlington, Ontario (the “Burlington Store”) will be opening on Wednesday, May 27, 2020. It marks the sixth branded Canna Cabana location in Ontario and the Company’s 35th retail cannabis store across Canada.

The city of Burlington, together with Oakville, Milton and Halton Hills, is part of the Regional Municipality of Halton that has a population in excess of 500,000 people. “Conveniently located in a shopping centre between the QEW and 407 highways, we are excited to open the Burlington Store and bring our signature Canna Cabana experience to new customers in the densely populated, west end of the Greater Toronto Area,” said Raj Grover, President and Chief Executive Officer of High Tide. The Burlington Store passed its pre-opening inspection on May 15, 2020, after receiving a Retail Store Authorization (“RSA”) from the Alcohol and Gaming Commission of Ontario on May 12, 2020, which was one of only 10 RSAs issued in the first half of May.

“We applaud the provincial government’s decision to re-open retail stores as of May 19, 2020 and our staff is looking forward to making recreational cannabis products and accessories available to consumers in Burlington and the surrounding areas,” added Mr. Grover. High Tide expects to open four additional locations by September 2020, thereby achieving the provincial maximum of 10 retail locations allowable per operator.

About High Tide Inc.

High Tide is a retail-focused cannabis company enhanced by the manufacturing and distribution of cannabis lifestyle accessories. With portfolio subsidiaries including Canna Cabana Inc., KushBar Inc., Grasscity.com, CBDcity.com, RGR Canada Inc. and Famous Brandz Inc. High Tide’s strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value. Key industry investors in High Tide include Aphria Inc. (TSX:APHA) (NYSE:APHA) and Aurora Cannabis Inc. (NYSE:ACB) (TSX:ACB).

With the deregulation of recreational cannabis for adult use across Canada, Canna Cabana Inc. and its 32 branded stores is a sizeable retail business with a sophisticated yet playful customer experience. KushBar Inc. is a second retail cannabis business with 3 operating stores in Alberta, offering a modern experience aimed at the Company’s growing customer base in Alberta. Based in Amsterdam since 2000, Grasscity.com is the world’s preeminent and most searchable online retailer of smoking accessories and cannabis lifestyle products with approximately 5.8 million site visits annually. Launched in May 2020, CBDcity.com is the world’s newest online store selling a wide variety of CBD-focused products to international consumers. Representing the core of High Tide’s wholesale segment, RGR Canada Inc. is a high-quality and innovative designer, manufacturer and distributor of cannabis accessories. Famous Brandz Inc. is a dominant manufacturer of licensed lifestyle accessories, through partnerships with celebrities and entertainment companies including Snoop Dogg and Paramount Pictures. Famous Brandz’ products are sold to wholesalers and retailers around the world.

For more information about High Tide Inc., please visit www.hightideinc.com and its profile page on SEDAR at www.sedar.com.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this news release are forward-looking information or forward-looking statements. Such information and statements, referred to herein as “forward-looking statements” are made as of the date of this news release or as of the date of the effective date of information described in this news release, as applicable. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (generally, forward-looking statements can be identified by use of words such as “outlook”, “expects”, “intend”, “forecasts”, “anticipates”, “plans”, “projects”, “estimates”, “envisages, “assumes”, “needs”, “strategy”, “goals”, “objectives”, or variations thereof, or stating that certain actions, events or results “may”, “can”, “could”, “would”, “might”, or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions, and other similar terminology) are not statements of historical fact and may be forward-looking statements.

Such forward-looking statements are based on assumptions that may prove to be incorrect, including but not limited to the ability of the Company to execute on its business plan and that the Company will receive one or multiple licenses from Alberta Gaming, Liquor & Cannabis, British Columbia’s Liquor Distribution Branch, Liquor, Gaming and Cannabis Authority of Manitoba, Alcohol and Gaming Commission of Ontario or the Saskatchewan Liquor and Gaming Authority permitting it to carry on its Canna Cabana Inc. business. The Company considers these assumptions to be reasonable in the circumstances. However, there can be no assurance that any one or more of the government, industry, market, operational or financial targets as set out herein will be achieved. Inherent in the forward-looking statements are known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements, or industry results, to differ materially from any results, performance or achievements expressed or implied by such forward-looking statements.

The forward-looking statements contained herein are current as of the date of this news release. Except as required by law, High Tide does not have any obligation to advise any person if it becomes aware of any inaccuracy in or omission from any forward-looking statement, nor does it intend, or assume any obligation, to update or revise these forward-looking statements to reflect new events or circumstances. Any and all forward-looking statements included in this news release are expressly qualified by this cautionary statement, and except as otherwise indicated, are made as of the date of this news release.

SOURCE High Tide Inc.

For further information, please contact Raj Grover, President & Chief Executive Officer of High Tide Inc.; Tel: (403) 770-9435; Email: raj@hightideinc.com; Web: www.hightideinc.com.